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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  June, 2004

Commission File Number:  000-50393


                                 NEUROCHEM INC.

                         275 Armand-Frappier Boulevard
                                 Laval, Quebec
                                    H7V 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             NEUROCHEM INC.

June 21, 2004

                                    By:  /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner
                                         Director, Legal Affairs,
                                         General Counsel and Corporate Secretary








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                                                   NEUROCHEM INC.
                                                   275 Armand-Frappier Blvd.
[NEUROCHEM - (LPGO)]                               Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________


                NEUROCHEM ANNOUNCES THE LAUNCH OF NORTH AMERICAN
                     PHASE III CLINICAL TRIAL ON ALZHEMEDTM
                    FOR THE TREATMENT OF ALZHEIMER'S DISEASE


MONTREAL, JUNE 21, 2004 - Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announced today that it has launched its North American Phase III clinical trial on Alzhemed(TM), following an investigators' meeting attended by more than 200 clinicians and clinical monitors held in Montreal from June 18 to June 20, 2004. AlzhemedTM is the Company's investigational product candidate for the treatment of Alzheimer's Disease (AD). The trial will be conducted by 50 U.S. and 20 Canadian clinical centers across North America.

The multi-center, randomized, double-blind, placebo-controlled and parallel design North American Phase III clinical trial will investigate the safety and efficacy of Alzhemed(TM) for the treatment of AD in approximately 950 mild-to-moderate patients. The patients will be randomized to receive either placebo or one of two different dose levels of Alzhemed(TM) for a period of 18 months. The Company anticipates launching its Alzhemed(TM) European Phase III clinical trial early in 2005.

"We are on schedule for the launch of our Phase III clinical trial program on AlzhemedTM," said Dr. Francesco Bellini, Chairman and CEO of Neurochem. "We are encouraged by the interest shown by the medical community in this Phase III trial and by the attendance at the investigators meeting by clinicians from all 70 sites to ensure that the trial protocol is well harmonized throughout all of North America. The results of our Phase II clinical trial and our on-going open-label Phase II extension study appear to indicate that Alzhemed(TM) addresses not only the symptoms, but also has the potential to affect the progression of the disease, especially in mild AD patients," he added.

Alzhemed(TM) is an orally administered, small organic molecule that has been specifically designed to modify the course of AD by binding to amyloid a (Aa) protein and keeping it in a non-fibrillar form. As part of a "disease modifying" class of product candidates, Alzhemed(TM) is expected to act at two levels: in preventing and stopping the formation and deposit of amyloid fibrils in the brain and in inhibiting the inflammatory response associated with amyloid build-up in AD.

"The most promising target in AD therapeutics is the amyloid peptide," said Dr. Paul Aisen, AlzhemedTM principal investigator for the U.S. clinical sites and Professor of Neurology and Medicine, and Director, Memory Disorders Program, at Georgetown University Medical Center in Washington, D.C. "This investigational product candidate has been shown in preclinical development to target the amyloid peptide. Neurochem's Phase II study


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demonstrated that Alzhemed(TM) is well tolerated in individuals with AD.
Furthermore, the majority of patients receiving Alzhemed(TM) for a very long period in the open-label extension study, that is, for up to 16 months, have shown stable cognitive function tests, especially in the mild population.

Results of the Phase II trial demonstrated that there were no apparent safety findings of concern in patients treated with Alzhemed(TM) and that the investigational product candidate was well tolerated in individuals with mild-to-moderate AD. Furthermore, Alzhemed(TM) was detected in the cerebrospinal fluid of the patients, suggesting its ability to cross the blood-brain-barrier and its potential to act on amyloid, the underlying pathology of AD. The patients with the greatest decrease of amyloid protein, as measured by immunoassays, were on Alzhemed(TM) and the majority of mild AD patients on the highest dose showed stable or improved results on cognitive function tests even after 16 months of follow-up.

"Neurochem's study on Alzhemed(TM) could offer new hope for the thousands of people afflicted with Alzheimer's disease", said Dr. Serge Gauthier, Alzhemed(TM) principal investigator for the Canadian sites and Professor of Neurology and Neurosurgery, Psychiatry, Medicine and Associate Member of Pharmacology and Therapeutics at McGill University in Montreal, Canada. "The outcome measures during treatment with Alzhemed(TM) will accurately evaluate the daily life of participants and their families, as well as the biological changes associated with the disease."

ABOUT ALZHEIMER'S DISEASE

Alzheimer's disease (AD) is a brain disorder in which nerve cells in the brain die, making it difficult for the brain's signals to be transmitted properly. A person with AD has problems with memory, judgment, thinking, and eventually with motor functions, making it difficult for the person to work or continue to take part in day-to-day life.

According to the National Institute on Aging's "Progress Report on Alzheimer's Disease, 2000," AD is the most common cause of dementia among people aged 65 and older. It presents a major health problem because of its enormous impact on individuals, families, the health care system, and society as a whole. Scientists estimate that up to four and a half million people in the United States alone currently suffer with the disease and the prevalence (the number of people with the disease at any one time) doubles every five years beyond age 65. It is also estimated that approximately 360,000 new cases (incidence) will occur each year in the United States and that this number will increase as the population ages.

In a 2000 report, the Biotechnology Industry Organization (BIO) estimated that AD is becoming the most widespread and costly age-related disorder in the United
States: total cost of the disease has been estimated at US$100 billion per year.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical, unmet medical needs. Fibrillex(TM), designated as an orphan drug and as a Fast Track Product candidate, is in a Phase II/III clinical trial for the treatment of Amyloid A Amyloidosis. Alzhemed(TM), for the treatment of Alzheimer's Disease, is in a Phase


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III clinical trial and Cerebril(TM), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy has completed a Phase II clinical trial.

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our website at: (www.neurochem.com).


This news release contains forward-looking statements regarding the potential for Alzhemed(TM) and further development efforts. These statements are based on the current expectations of management. Drug development involves numerous risks and uncertainties, which could cause actual results to differ materially from expectations. Promising results and successes in early stage clinical trials do not ensure that later stage or larger scale clinical trials will be successful. For instance, Alzhemed(TM) may not show the same benefits, results or safety profile in later stage or larger scale clinical trials. Unexpected concerns may arise during clinical trials or in the course of developing Alzhemed(TM) which would delay the start of later stage or larger scale clinical trials. Additional risks and uncertainties include: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation or otherwise. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Lise Hebert, Ph.D.                              Felicia Amilcar
Vice President, Corporate Communications        Manager, Investor Relations
lhebert@neurochem.com                           familcar@neurochem.com
Tel: (450) 680-4500                             Tel: (450) 680-4572
Fax: (450) 680-4501                             Fax: (450) 680-4501